

November 1, 2012

<u>Via E-Mail</u>
Eric Sauve
President and Chief Financial Officer
Grant Hartford Corporation
2620 Connery Way
Missoula, Montana 59808

      Re: **Grant Hartford Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed April 17, 2012
              File No. 333-155507

Dear Mr. Sauve:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ John Reynolds

              John Reynolds
              Assistant Director